Exhibit 99.1

Trip.com Group Reports Unaudited Third Quarter of 2020 Financial Results

Shanghai, China, December 1, 2020—Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged-tour and in-destination services, corporate travel management, and other travel-related services, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Key Highlights

•	The Company’s China domestic business continues to show strong recovery momentum.

•	China domestic air ticketing business achieved positive year-over-year growth for the third quarter of 2020.

•	China domestic hotel reservations achieved positive growth, with mid-to-high end domestic hotel reservations reaching double digit year-over-year growth exiting the third quarter of 2020.

•	The Company’s results for the third quarter of 2020 showed significant sequential improvement from the previous quarter.

•	Net revenue for the third quarter of 2020 was RMB5.5 billion (US$805 million), representing a 48% decrease from the same period in 2019 and a 73% increase from the previous quarter.

•

Operating income for the third quarter of 2020 was RMB790 million (US$117 million). Excluding share-based compensation charges, non-GAAP income from operations was RMB1.3 billion (US$196 million), representing 24% of net revenue, comparable with the same period in 2019 and significantly improved from -6% in the previous quarter.

“In the third quarter of 2020, the global travel industry continued to be under significant pressure from the COVID-19 pandemic. However, in China, we have already seen most of our major business segments return to pre-COVID level of activities in recent months. The speedy recovery in our China market demonstrated once again the strong resilience of the travel industry,” said James Liang, Executive Chairman. “Recent progress in the development of effective vaccines has been promising. We look forward to seeing more of our global markets resuming travel activities, following the successful footsteps we have witnessed in China.”

“Although challenges related to COVID-19 continue to impact our global business in the third quarter, we were able to quickly adapt our operations and showed strong profitability amid great uncertainties” said Jane Sun, Chief Executive Officer. “We are glad to see that the positive growth trajectory in China exiting the third quarter has extended through the October Golden Week and sustained into the fourth quarter. We will continue to stay lean while investing in the necessary resources to make sure we capture even larger market share as the market rebounds.”

Third quarter of 2020 Financial Results and Business Updates

The Company’s results for the third quarter of 2020 were negatively impacted by the pandemic. However, benefiting from the containment of COVID-19 in China, the Company’s domestic business has shown a strong recovery, which has contributed to substantially all of its total revenue.

For the third quarter of 2020, Trip.com Group reported net revenue of RMB5.5 billion (US$805 million), representing a 48% decrease from the same period in 2019. Net revenue for the third quarter of 2020 increased by 73% from the previous quarter.

Accommodation reservation revenue for the third quarter of 2020 was RMB2.5 billion (US$365 million), representing a 40% decrease from the same period in 2019, and a 98% increase from the previous quarter, primarily due to the recovery of China domestic market.

Transportation ticketing revenue for the third quarter of 2020 was RMB1.9 billion (US$280 million), representing a 49% decrease from the same period in 2019, and a 66% increase from the previous quarter, primarily due to the recovery of China domestic market.

Packaged-tour revenue for the third quarter of 2020 was RMB326 million (US$48 million), representing an 80% decrease from the same period in 2019, and a 151% increase from the previous quarter, primarily due to the easement of cross-region travel restrictions in China since mid-July.

Corporate travel revenue for the third quarter of 2020 was RMB282 million (US$42 million), representing a 16% decrease from the same period in 2019, and a 74% increase from the previous quarter, primarily due to the recovery of China domestic market.

Gross margin was 81% for the third quarter of 2020, which increased from 79% for the same period in 2019 and 72% for the previous quarter.

Product development expenses for the third quarter of 2020 decreased by 28% to RMB2.0 billion (US$296 million) from the same period in 2019 and increased by 11% from the previous quarter, primarily due to the fluctuations in expenses related to product development personnel. Product development expenses for the third quarter of 2020 accounted for 37% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP product development expenses for the third quarter of 2020 accounted for 32% of the net revenue for the same period, which increased from 25% in the same period in 2019 and decreased from 49% in the previous quarter.

Sales and marketing expenses for the third quarter of 2020 decreased by 54% to RMB1.1 billion (US$166 million) from the same period in 2019, primarily due to a decrease in expenses relating to sales and marketing promotion activities. Sales and marketing expenses for the third quarter of 2020 increased by 71% from the previous quarter, primarily due to an increase in expenses relating to sales and marketing promotion activities because of the recovery of the Company’s China domestic business. Sales and marketing expenses for the third quarter of 2020 accounted for 21% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the third quarter of 2020 accounted for 20% of the net revenue for the same period, which decreased from 23% in the same period in 2019 and remained consistent with the previous quarter.

General and administrative expenses for the third quarter of 2020 decreased by 38% to RMB505 million (US$74 million) from the same period in 2019, primarily due to a reversal of bad debt provision for the Company’s travel suppliers reflecting the change in credit risk with travel industry recovery, offset partially by personnel restructuring cost of certain overseas subsidiaries, and decreased by 2% from the previous quarter. General and administrative expenses for the third quarter of 2020 accounted for 9% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 5% of the net revenue for the same period, which decreased from 6% in same period in 2019 and 10% in the previous quarter.

Income from operations for the third quarter of 2020 was RMB790 million (US$117 million), compared to income of RMB2.2 billion in the same period in 2019 and loss of RMB688 million in the previous quarter. Excluding share-based compensation charges, non-GAAP income from operations was RMB1.3 billion (US$196 million), compared to income of RMB2.6 billion in the same period in 2019 and loss of RMB200 million in the previous quarter.

Operating margin was 14% for the third quarter of 2020, compared to 21% in the same period in 2019, and -22% in the previous quarter. Excluding share-based compensation charges, non-GAAP operating margin was 24%, compared to 25% in the same period in 2019 and -6% in the previous quarter.

Income tax expense for the third quarter of 2020 was RMB245 million (US$36 million), compared to expense of RMB365 million in the same period of 2019 and RMB201 million in the previous quarter. The change in our effective tax rate was primarily due to the non-taxable income of the fair value changes in equity securities investments and exchangeable senior notes.

Net income attributable to Trip.com Group’s shareholders for the third quarter of 2020 was RMB1.6 billion (US$234 million), compared to net income attributable to Trip.com Group’s shareholders of RMB793 million in the same period in 2019 and net loss attributable to Trip.com Group’s shareholders of RMB476 million in the previous quarter. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP net income attributable to Trip.com Group’s shareholders was RMB1.4 billion (US$208 million), compared to non-GAAP net income attributable to Trip.com Group’s shareholders of RMB2.3 billion in the same period in 2019 and non-GAAP net loss attributable to Trip.com Group’s shareholders of RMB1.2 billion in the previous quarter.

Diluted earnings per ADS were RMB2.61 (US$0.38) for the third quarter of 2020. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP diluted earnings per ADS were RMB2.32 (US$0.34) for the third quarter of 2020.

As of September 30, 2020, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB66.1 billion (US$9.7 billion).

Business Outlook

As a result of the continued negative impact due to COVID-19 in the fourth quarter of 2020, the Company expects net revenue to decrease by approximately 37% to 42% year-over-year for the fourth quarter of 2020. This forecast reflects the current and preliminary view based on best information available at the time, which is subject to change.

Conference Call

Trip.com Group’s management team will host a conference call at 7:00PM U.S. Eastern Time on December 1, 2020 (or 8:00AM on December 2, 2020 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: https://investors.trip.com. The call will be archived for twelve months at this website.

All participants must pre-register to join this conference call using the Participant Registration link below: https://s1.c-conf.com/diamondpass/10011064-jijA6p.html

Upon registration, each participant will receive details for this conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until December 9, 2020.

The dial-in details for the replay:

International dial-in number: +61-7-3107-6325

Passcode: 10011064

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the potential impact of the COVID-19 to Trip.com Group’s business operations, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Trip.com Group’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments and exchangeable senior notes, net of tax, recorded under ASU 2016-1. Trip.com Group’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406 4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2019 RMB (million)	September 30, 2020 RMB (million)	September 30, 2020 USD (million)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	21,747	25,205	3,712
Short-term investments	23,058	22,224	3,273
Accounts receivable, net	7,661	5,784	852
Prepayments and other current assets	15,489	12,569	1,851
Total current assets	67,955	65,782	9,688
Property, equipment and software	6,135	5,945	876
Intangible assets and land use rights	13,264	13,519	1,991
Right-of-use asset	1,207	723	107
Investments (Includes held to maturity time deposit and financial products of RMB15,056 million and RMB18,634 million as of December 31,2019 and September 30, 2020, respectively)	51,278	51,003	7,512
Goodwill	58,308	59,406	8,750
Other long-term assets	1,046	387	57
Deferred tax asset	976	1,434	211
Total assets	200,169	198,199	29,192
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	30,516	34,328	5,056
Accounts payable	12,294	7,109	1,047
Advances from customers	11,675	7,996	1,178
Other current liabilities	14,697	11,927	1,756
Total current liabilities	69,182	61,360	9,037
Deferred tax liability	3,592	3,616	533
Long-term debt	19,537	32,259	4,751
Long-term lease liability	749	482	71
Other long-term liabilities	264	201	30
Total liabilities	93,324	97,918	14,422
MEZZANINE EQUITY
Redeemable non-controlling interests	1,142	—	—
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	103,442	98,715	14,539
Non-controlling interests	2,261	1,566	231
Total shareholders’ equity	105,703	100,281	14,770
Total liabilities, mezzanine equity and shareholders’ equity	200,169	198,199	29,192

Trip.com Group Limited

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Quarter Ended September 30, 2019 RMB (million)	Quarter Ended June 30, 2020 RMB (million)	Quarter Ended September 30, 2020 RMB (million)	Quarter Ended September 30, 2020 USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	4,117	1,254	2,479	365
Transportation ticketing	3,721	1,150	1,904	280
Packaged-tour	1,638	130	326	48
Corporate travel	335	162	282	42
Others	688	466	473	70
Total revenue	10,499	3,162	5,464	805
Less: Sales tax and surcharges	(23)	(3)	(2)	0
Net revenue	10,476	3,159	5,462	805
Cost of revenue	(2,157)	(872)	(1,029)	(152)
Gross profit	8,319	2,287	4,433	653
Operating expenses:
Product development **	(2,790)	(1,801)	(2,008)	(296)
Sales and marketing **	(2,478)	(661)	(1,130)	(166)
General and administrative **	(809)	(513)	(505)	(74)
Total operating expenses	(6,077)	(2,975)	(3,643)	(536)
Income/(loss) from operations	2,242	(688)	790	117
Interest income	509	603	642	95
Interest expense	(423)	(461)	(430)	(63)
Other (expense)/income *	(1,349)	1,766	1,019	150
Income before income tax expense and equity in income of affiliates	979	1,220	2,021	299
Income tax expense *	(365)	(201)	(245)	(36)
Equity in income/(loss) of affiliates	206	(1,491)	(195)	(29)
Net income/(loss)	820	(472)	1,581	234
Net (income)/loss attributable to non-controlling interests	(18)	12	(3)	0
Accretion to redemption value of redeemable non-controlling interests	(9)	(16)	—	—
Net income/(loss) attributable to Trip.com Group Limited	793	(476)	1,578	234
Comprehensive income/(loss) attributable to Trip.com Group Limited	477	(515)	1,618	238
Earnings/(losses) per ordinary share
- Basic	11.19	(6.36)	21.05	3.10
- Diluted	10.83	(6.36)	20.86	3.07
Earnings/(losses) per ADS
- Basic	1.40	(0.80)	2.63	0.39
- Diluted	1.35	(0.80)	2.61	0.38
Weighted average ordinary shares outstanding
- Basic	70,979,652	74,968,727	75,084,894	75,084,894
- Diluted	75,203,352	74,968,727	77,482,061	77,482,061
- Diluted-non GAAP	79,585,733	74,968,727	75,656,223	75,656,223
** Share-based compensation included in Operating expenses above is as follows:
Product development	213	252	272	40
Sales and marketing	34	41	45	7
General and administrative	146	195	214	32
* Fair value changes of equity securities investments and exchangeable senior notes included in Net income/(loss) is as follow:
Fair value loss/(income) of equity securities investments and exchangeable senior notes, net of tax	1,076	(1,167)	(710)	(105)

The fair value income of RMB710 million in the quarter ended September 30, 2020 represents an equity securities investments fair value income of RMB1,669 million, net of tax of RMB75 million, and the exchangeable senior notes fair value loss of RMB884 million.

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter Ended September 30, 2020
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,008)	-37%	272	5%	(1,736)	-32%
Sales and marketing	(1,130)	-21%	45	1%	(1,085)	-20%
General and administrative	(505)	-9%	214	4%	(291)	-5%

Total operating expenses	(3,643)	-67%	531	10%	(3,112)	-57%
Income from operations	790	14%	531	10%	1,321	24%
Fair value changes of equity securities investments and exchangeable senior notes, net of tax expense of RMB75 million	710	13%	(710)	-13%	—	0%
Net income/(loss) attributable to Trip.com Group’s shareholders	1,578	29%	(179)	-3%	1,399	26%
Diluted earnings per ordinary share (RMB)	20.86		(2.30)		18.56
Diluted earnings per ADS (RMB)	2.61		(0.29)		2.32
Diluted earnings per ADS (USD)	0.38		(0.04)		0.34

	Quarter Ended June 30, 2020
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(1,801)	-57%	252	8%	(1,549)	-49%
Sales and marketing	(661)	-21%	41	1%	(620)	-20%
General and administrative	(513)	-16%	195	6%	(318)	-10%

Total operating expenses	(2,975)	-94%	488	15%	(2,487)	-79%
(Loss)/income from operations	(688)	-22%	488	15%	(200)	-6%
Fair value changes of equity securities investments, net of tax expense of RMB27 million	1,167	37%	(1,167)	-37%	—	0%
Net loss attributable to Trip.com Group’s shareholders	(476)	-15%	(679)	-21%	(1,155)	-37%
Diluted losses per ordinary share (RMB)	(6.36)		(9.06)		(15.42)
Diluted losses per ADS (RMB)	(0.80)		(1.13)		(1.93)
Diluted losses per ADS (USD)	(0.11)		(0.16)		(0.27)

	Quarter Ended September 30, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,790)	-27%	213	2%	(2,577)	-25%
Sales and marketing	(2,478)	-24%	34	0%	(2,444)	-23%
General and administrative	(809)	-8%	146	1%	(663)	-6%

Total operating expenses	(6,077)	-58%	393	4%	(5,684)	-54%
Income from operations	2,242	21%	393	4%	2,635	25%
Fair value changes of equity securities investments, net of tax benefit of RMB134 million	(1,076)	-10%	1,076	10%	—	0%
Net income attributable to Trip.com Group’s shareholders	793	8%	1,469	14%	2,262	22%
Diluted earnings per ordinary share (RMB)	10.83		18.73		29.56
Diluted earnings per ADS (RMB)	1.35		2.35		3.70
Diluted earnings per ADS (USD)	0.19		0.33		0.52

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.7896 on September 30, 2020 published by the Federal Reserve Board.